SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: Sprott ETF Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	200 Bay Street
Suite 2600
Toronto, Ontario, Canada M5J 2J1

TELEPHONE NUMBER:	416-943-8099

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS :	The Corporation Trust Center
1209 Orange Street
New Castle County
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes	☐ No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the President of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Toronto and Province of Ontario on this 26th day of September 2018.

Sprott ETF Trust

/s/ John Ciampaglia
By:	John Ciampaglia
President

ATTEST:	/s/ Arthur Einav
Name	Arthur Einav
Title:	Notary Public; Commission Expires N/A